SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
3/23/15


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
466,568

8. SHARED VOTING POWER
429,041

9. SOLE DISPOSITIVE POWER
466,568
_______________________________________________________

10. SHARED DISPOSITIVE POWER
429,041



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
895,609 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

9.03%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
466,568

8. SHARED VOTING POWER
429,041

9. SOLE DISPOSITIVE POWER
466,568
_______________________________________________________

10. SHARED DISPOSITIVE POWER
429,041



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
895,609 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

9.03%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
466,568

8. SHARED VOTING POWER
429,041

9. SOLE DISPOSITIVE POWER
466,568
_______________________________________________________

10. SHARED DISPOSITIVE POWER
429,041



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
895,609 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

9.03%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________
7. SOLE VOTING POWER
466,568

8. SHARED VOTING POWER
429,041

9. SOLE DISPOSITIVE POWER
466,568
_______________________________________________________

10. SHARED DISPOSITIVE POWER
429,041



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
895,609 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

9.03%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of BDCA Venture, Inc. ("BDCV" or the "Issuer").

The principal executive offices of STC are located at 5251 DTC Parkway, SUite 1100
Grenwood Village, CO 80111



Item 2. IDENTITY AND BACKGROUND
(a) This statement is filed on behalf of Bulldog Investors,LLC, (a Delaware Limited Liability Company), Phillip Goldstein, Andrew Dakos and Steven Samuels.

(b) The business address of the reporting persons is Park 80 West-Plaza Two, 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663.

(c)  Bulldog Investors,LLC is a registered investment adviser.
Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog
Investors,LLC.

(d) n/a

(e) n/a

(f) Each of Messrs. Goldstein, Dakos and Samuels is a citizen of the United States.




ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of clients of Bulldog Investors,LLC.


ITEM 4. PURPOSE OF TRANSACTION
See exhibit 99 - Letter to the Board of Directors



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the 10-Q filed on October 29, 2014, there were 9,922,971 shares of common stock outstanding as of October 29, 2014. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of March 20, 2015, Bulldog Investors, LLC is deemed to be the beneficial owner of 895,609 shares of BDCV (representing 9.03% of BDCV's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of,and dispose of, these shares. These 895,609 shares of BDCV include 466,568 shares (representing 4.70% of BDCV's outstanding shares) that are beneficially owned by the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd.,
Full Value Partners, LP, Opportunity Income Plus, LP, and MCM Opportunity Partners, LP (collectively, "Bulldog Investors Group of Funds"). Bulldog Investors Group of Funds may be deemed to constitute a group. All other shares included in the aforementioned 895,609 shares of BDCV beneficially owned by Bulldog Investors LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors,LLC who are not members of any group. The total number of these "non-group" shares is 429,041 shares (representing 4.33% of BDCV's outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 466,568 shares. Bulldog Investors, LLC has shared power to dispose of and vote 429,041 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of BDCV's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.



c) During the past 60 days the following shares of BDCV were purchased:

Date:		        Shares:		Price:
01/28/15		9,700		4.9104
01/29/15		1,100		4.9410
02/03/15		1,200		4.9016
02/04/15		3,100		4.9019
02/05/15		100		4.9800
02/10/15		24,920		4.9130
02/11/15		18,266		4.8911
02/12/15		15,000		4.8800
02/13/15		5,591		4.9439
02/17/15		6,057		4.8468
02/18/15		7,773		4.8657
02/19/15		4,000		4.8192
02/20/15		3,205		4.8922
02/23/15		6,897		4.9443
02/24/15		15,907		4.9840
02/25/15		1,126		4.9200
03/02/15		16,380		4.8717
03/03/15		12,452		4.8596
03/04/15		7,932		4.8546
03/05/15		13,958		4.8905
03/06/15		5,900		4.9000
03/09/15		8,767		4.8639
03/10/15		3,078		4.8517
03/11/15		2,442		4.8614
03/12/15		40,000		4.8660
03/13/15		8,907		4.8642
03/16/15		6,900		4.8100
03/17/15		6,653		4.8951
03/17/15		1,559		4.8700
03/18/15		5,715		4.8888
03/19/15		201		4.8899
03/20/15		9,800		4.8694




d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
See exhibit 99


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 3/23/15

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit 1:

Agreement to Make Joint Filing

	Agreement made as of the 23rd day of March, 2015, by and among Bulldog Investors, LLC, Phillip Goldstein, Andrew Dakos, and Steven Samuels.

WHEREAS, Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 provides that whenever two or more persons are required to file a statement containing the information required by Schedule 13D with respect to the same securities, only one such statement need be filed, so long as, among other things, such filing includes as an exhibit an agreement among such persons that such a statement is filed on behalf of each of them;

WHEREAS, in connection with certain holdings of BDCA Venture, Inc.(BDCV), each of the parties to this Agreement is required to file a statement containing the information required by Schedule 13D with respect to the same holdings of BDCV;

NOW THEREFORE, the parties hereby agree that one statement containing the information required by Schedule 13D shall be filed on behalf of each party hereto.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first written above.


By:/s/ Phillip Goldstein	By:/s/ Andrew Dakos
	Phillip Goldstein	Andrew Dakos


	                   BULLDOG INVESTORS, LLC

By: /s/ Steven Samuels	   By: /s/ Andrew Dakos
	Steven Samuels	   Andrew Dakos, Member